Consolidated version Effective June 23, 2026 100745495 Articles of CURALEAF HOLDINGS, INC. Incorporation number: BC1018969 TABLE OF CONTENTS Page No. 1. Interpretation ......................................................................................................................................... 2 2. Shares and Share Certificates .............................................................................................................. 2 3. Issue of Shares ..................................................................................................................................... 4 4. Share Registers .................................................................................................................................... 4 5. Share Transfers..................................................................................................................................... 5 6. Transmission of Shares ........................................................................................................................ 6 7. Purchase of Shares ............................................................................................................................... 6 8. Borrowing Powers ................................................................................................................................. 7 9. Alterations ............................................................................................................................................. 7 10. Meetings of Shareholders ................................................................................................................. 8 11. Proceedings at Meetings of Shareholders ...................................................................................... 10 12. Votes of Shareholders ..................................................................................................................... 13 13. Directors .......................................................................................................................................... 16 14. Election and Removal of Directors .................................................................................................. 18 15. Alternate Directors .......................................................................................................................... 20 16. Powers and Duties of Directors....................................................................................................... 21 17. Disclosure of Interest of Directors ................................................................................................... 21 18. Proceedings of Directors ................................................................................................................. 23 19. Executive and Other Committees ................................................................................................... 25 20. Officers ............................................................................................................................................ 26 21. Indemnification ................................................................................................................................ 27 22. Dividends ......................................................................................................................................... 28 23. Documents, Records and Reports .................................................................................................. 29 24. Notices ............................................................................................................................................ 30 25. Seal ................................................................................................................................................. 31 26. Prohibitions ...................................................................................................................................... 32 27. Special Rights and Restrictions ...................................................................................................... 32

2 100745495 1. INTERPRETATION 1.1 Definitions In these Articles, the following words and phrases have the meanings set out beside them: (1) “board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being; (2) “Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act; (3) “Company” means the company whose name is set out at the top of page 1, being the company which has adopted these Articles; (4) “Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act; (5) “legal personal representative” means the personal or other legal representative of the shareholder; (6) “registered address” of a shareholder means the shareholder's address as recorded in the central securities register; (7) “seal” means the seal of the Company, if any. 1.2 Business Corporations Act and Interpretation Act Definitions Applicable The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail. 2. SHARES AND SHARE CERTIFICATES 2.1 Authorized Share Structure The authorized share structure of the Company consists of shares of the kinds, classes and, if any, series described in the Notice of Articles of the Company. 2.2 Form of Share Certificate Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act. 2.3 Shareholder Entitled to Certificate or Acknowledgment Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, but in respect of a share

3 100745495 held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all. 2.4 Delivery by Mail Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen. 2.5 Replacement of Worn Out or Defaced Certificate or Acknowledgement If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit: (1) order the share certificate or acknowledgment, as the case may be, to be cancelled; and (2) issue a replacement share certificate or acknowledgment, as the case may be. 2.6 Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive: (1) proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and (2) any indemnity the directors consider adequate. 2.7 Splitting Share Certificates If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request. 2.8 Certificate Fee There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors. 2.9 Recognition of Trusts Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of

4 100745495 competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder. 3. ISSUE OF SHARES 3.1 Directors Authorized Subject to the rights of the holders of issued shares of the Company, the Company may allot, sell, issue and otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share. 3.2 Commissions and Discounts The Company may pay at any time a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company. 3.3 Brokerage The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities. 3.4 Conditions of Issue Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when: (1) consideration is provided to the Company for the issue of the share by one or more of the following: (a) past services performed for the Company; (b) property; (c) money; and (2) the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1. 3.5 Share Purchase Warrants and Rights The Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time. 4. SHARE REGISTERS 4.1 Central Securities Register The Company must maintain in British Columbia a central securities register as required by the Business Corporations Act. The directors may appoint:

5 100745495 (1) an agent to maintain the central securities register; and (2) one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place. 4.2 Closing Register The Company must not at any time close its central securities register. 5. SHARE TRANSFERS 5.1 Registering Transfers A transfer of a share of the Company must not be registered unless: (1) a duly signed instrument of transfer in respect of the share has been received by the Company; (2) if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and (3) if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company. 5.2 Form of Instrument of Transfer The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time. 5.3 Transferor Remains Shareholder Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer. 5.4 Signing of Instrument of Transfer If a shareholder, or their duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer: (1) in the name of the person named as transferee in that instrument of transfer; or (2) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

6 100745495 5.5 Enquiry as to Title Not Required Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares. 5.6 Transfer Fee There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors. 6. TRANSMISSION OF SHARES 6.1 Legal Personal Representative Recognized on Death In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate. 6.2 Rights of Legal Personal Representative The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company. 7. PURCHASE OF SHARES 7.1 Company Authorized to Purchase Shares Subject to Article 7.2 and the special rights and restrictions attached to the shares of any class or series, the Company, if authorized by the directors, may purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution. 7.2 Purchase When Insolvent The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that: (1) the Company is insolvent; or (2) making the payment or providing the consideration would render the Company insolvent. 7.3 Sale and Voting of Purchased Shares If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

7 100745495 (1) is not entitled to vote the share at a meeting of its shareholders; (2) must not pay a dividend in respect of the share; and (3) must not make any other distribution in respect of the share. 8. BORROWING POWERS The Company, if authorized by the directors, may: (1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate; (3) guarantee the repayment of money by any other person or the performance of any of any other person; and (4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company. 9. ALTERATIONS 9.1 Alteration of Authorized Share Structure Subject to Article 9.2, the Company may by: (1) a resolution of its board of directors (a) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; (b) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value; (c) alter the identifying name of any of its shares; and (d) subdivide or consolidate all or any of its unissued, or fully paid issued, shares. (2) an ordinary resolution: (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; and (b) if the Company is authorized to issue shares of a class of shares with par value: (i) decrease the par value of those shares; and (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares.

8 100745495 (3) a special resolution, otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act. 9.2 Special Rights and Restrictions The Company may by ordinary resolution: (1) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, unless any of those shares have been issued in which case the Company may do so only by special resolution; or (2) or delete any special rights or restrictions attached to the shares of any class or series of unless any of those shares have been issued in which case the Company may do so only by special resolution. 9.3 Change of Name The Company may by a resolution of its board of directors authorize an alteration of its Notice of Articles to change its name or adopt or change any translation of that name. 9.4 Other Alterations If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles. 10. MEETINGS OF SHAREHOLDERS 10.1 Annual General Meetings The Company must, unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, hold its first annual general meeting following incorporation, amalgamation or continuation within 18 months after the date on which it was incorporated or otherwise created and recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors. 10.2 Resolution Instead of Annual General Meeting If all the shareholders entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business required to be transacted at that annual general meeting, the meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting. 10.3 Calling and Location of Meetings of Shareholders The directors may, whenever they think fit, call a meeting of shareholders to be held in British Columbia, Calgary, Alberta or Toronto, Ontario or at such other location as may be approved by the Registar of Companies at such time and place as may be determined by the directors. 10.4 Notice for Meetings of Shareholders The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary

9 100745495 resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting: (1) if and for so long as the Company is a public company, 21 days; (2) otherwise, 10 days. 10.5 Record Date for Notice The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than: (1) if and for so long as the Company is a public company, 21 days; (2) otherwise, 10 days. If no record date is set, it is 5:00 p.m. on the business day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting. 10.6 Record Date for Voting The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting. 10.7 Failure to Give Notice and Waiver of Notice The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting. 10.8 Notice of Special Business at Meetings of Shareholders If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must: (1) state the general nature of the special business; and (2) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders: (a) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and (b) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

10 100745495 11. PROCEEDINGS AT MEETINGS OF SHAREHOLDERS 11.1 Special Business At a meeting of shareholders, the following business is special business: (1) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting; (2) at an annual general meeting, all business is special business except for the following: (a) business relating to the conduct of or voting at the meeting; (b) consideration of any financial statements of the Company presented to the meeting; (c) consideration of any reports of the directors or auditor; (d) the setting or changing of the number of directors; (e) the election or appointment of directors; (f) the appointment of an auditor; (g) the setting of the remuneration of an auditor; (h) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and (i) any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders. 11.2 Special Majority The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution. 11.3 Quorum Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two shareholders who are present in person or represented by proxy. 11.4 One Shareholder May Constitute Quorum If there is only one shareholder entitled to vote at a meeting of shareholders: (1) the quorum is one person who is, or who represents by proxy, that shareholder, and (2) that shareholder, present in person or by proxy, may constitute the meeting. 11.5 Other Persons May Attend The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to

11 100745495 attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting. 11.6 Requirement of Quorum No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting. 11.7 Lack of Quorum If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present: (1) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and (2) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place. 11.8 Lack of Quorum at Succeeding Meeting If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum. 11.9 Chair The following individuals are entitled to preside as chair at a meeting of shareholders: (1) the chair of the board, if any; or (2) if the chair of the board is absent or unwilling to act as chair of the meeting, the first of the following individuals to agree to act as chair: the president, if any. 11.10 Selection of Alternate Chair If, at any meeting of shareholders, the chair of the board or president are not present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, one of the chief executive officer, the chief financial officer, a vice-president, the secretary or the Company's legal counsel may act as chair of the meeting and, failing them, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting. 11.11 Adjournments The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than tl1e business left unfinished at the meeting from which the adjournment took place.

12 100745495 11.12 Notice of Adjourned Meeting It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting. 11.13 Decisions by Show of Hands or Poll Every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy. 11.14 Declaration of Result The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in tl1e minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution. 11.15 Motion Need Not be Seconded No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion. 11.16 Casting Vote In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder. 11.17 Manner of Taking Poll Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders: (1) the poll must be taken: (a) at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and (b) in the manner, at the time and at the place that the chair of the meeting directs; (2) the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and (3) the demand for the poll may be withdrawn by the person who demanded it. 11.18 Demand for Poll on Adjournment A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

13 100745495 11.19 Chair Must Resolve Dispute In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and their determination made in good faith is final and conclusive. 11.20 Casting of Votes On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way. 11.21 Demand for Poll No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected. 11.22 Demand for Poll Not to Prevent Continuance of Meeting The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded. 11.23 Retention of Ballots and Proxies The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting at its records office, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies. 12. VOTES OF SHAREHOLDERS 12.1 Number of Votes by Shareholder or by Shares Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3: (1) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and (2) on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy. 12.2 Votes of Persons in Representative Capacity A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting. 12.3 Votes by Joint Holders If there are joint shareholders registered in respect of any share: (1) any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

14 100745495 (2) if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted. 12.4 Legal Personal Representatives as Joint Shareholders Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders. 12.5 Representative of a Corporate Shareholder If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as Its representative at any meeting of shareholders of the Company, and: (1) for that purpose, the instrument appointing a representative must: (a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or (b) be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting; (2) if a representative is appointed under this Article 12.5: (a) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and (b) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting. Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages. 12.6 Proxy Provisions Do Not Apply to All Companies Articles 12.9 and 12.12 do not apply to the Company if and for so long as it is a public company or a pre- existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply. 12.7 Appointment of Proxy Holders Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy. 12.8 Alternate Proxy Holders A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

15 100745495 12.9 When Proxy Holder Need Not Be Shareholder Subject to Article 12.6 a person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if: (1) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5; (2) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or (3) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting. 12.10 Deposit of Proxy A proxy for a meeting of shareholders must: (1) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or (2) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting. A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages. 12.11 Validity of Proxy Vote A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received: (1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or (2) by the chair of the meeting, before the vote is taken. 12.12 Form of Proxy (1) Subject to Article 12.6, a proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting: [name of company] (the “Company”) The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

16 100745495 Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): Signed [month, day, year] [Signature of shareholder] [Name of shareholder-printed] 12.13 Revocation of Proxy Every proxy may be revoked by an instrument in writing that is: (1) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or (2) provided, at the meeting, to the chair of the meeting. 12.14 Revocation of Proxy Must Be Signed An instrument referred to in Article 12.13 must be signed as follows: (1) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or their legal personal representative or trustee in bankruptcy; (2) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5. 12.15 Production of Evidence of Authority to Vote The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote. 13. DIRECTORS 13.1 First Directors; Number of Directors The directors, or the first directors after the Company being incorporated, amalgamated or continued, are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at: (1) subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company's first directors; (2) if the Company is a public company, the greater of three and the most recently set of: (a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given);and (b) the number of directors set under Article 14.4;

17 100745495 (3) if the Company is not a public company, the most recently set of: (a) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and (b) the number of directors set under Article 14.4. 13.2 Change in Number of Directors If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a): (1) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number; (2) if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies. 13.3 Directors' Acts Valid Despite Vacancy An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office. 13.4 Qualifications of Directors A director is not required to hold a share in the capital of the Company as qualification for their office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director. 13.5 Remuneration of Directors The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If they so decide, the remuneration, if any, of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director. 13.6 Reimbursement of Expenses of Directors The Company must reimburse each director for the reasonable expenses they may incur in and about the business of the Company. 13.7 Special Remuneration for Directors If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, they may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that they may be entitled to receive. 13.8 Gratuity, Pension or Allowance on Retirement of Director Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to their spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

18 100745495 14. ELECTION AND REMOVAL OF DIRECTORS 14.1 Election at Annual General Meeting At every annual general meeting and in every unanimous resolution contemplated by Article 10.2: (1) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and (2) the directors cease to hold office immediately before the election or appointment of directors under paragraph (1) but are eligible for re-election or re-appointment. 14.2 Consent to be a Director No election, appointment or designation of an individual as a director is valid unless: (1) that individual consents to be a director in the manner provided for in the Business Corporations Act; (2) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or (3) with respect to first directors, the designation is otherwise valid under the Business Corporations Act. 14.3 Failure to Elect or Appoint Directors If: (1) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or (2) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors; then each director then in office continues to hold office until the earlier of: (3) the date on which their successor is elected or appointed; and (4) the date on which they otherwise cease to hold office under the Business Corporations Act or these Articles. 14.4 Places of Retiring Directors Not Filled If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re- elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose . If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

19 100745495 14.5 Directors May Fill Casual Vacancies Any casual vacancy occurring in the board of directors may be filled by the directors. 14.6 Remaining Directors Power to Act The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or for any other purpose. 14.7 Shareholders May Fill Vacancies If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors. 14.8 Additional Directors Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed: (1) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or (2) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8. Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment. 14.9 Ceasing to be a Director A director ceases to be a director when: (1) the term of office of the director expires; (2) the director dies; (3) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or (4) the director is removed from office pursuant to Articles 14.10 or 14.11. 14.10 Removal of Director by Shareholders The Company may remove any director before the expiration of their term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

20 100745495 14.11 Removal of Director by Directors The directors may remove any director before the expiration of their term of office if the director is convicted of an indictable offence, convicted by a court of an offence under or found in breach and sanctioned by a securities regulatory authority of any Canadian or United States securities legislation, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy. 15. ALTERNATE DIRECTORS 15.1 Appointment of Alternate Director Any director (an “appointor”) may by notice in writing received by the Company appoint any person (an “appointee”) who is qualified to act as a director to be their alternate to act in their place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to the appointor within a reasonable time after the notice of appointment is received by the Company. 15.2 Notice of Meetings Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which their appointor is a member and to attend and vote as a director at any such meetings at which their appointor is not present. 15.3 Alternate for More Than One Director Attending Meetings A person may be appointed as an alternate director by more than one director, and an alternate director: (1) will be counted in determining the quorum for a meeting of directors once for each of their appointors and, in the case of an appointee who is also a director, once more in that capacity; (2) has a separate vote at a meeting of directors for each of their appointors and, in the case of an appointee who is also a director, an additional vote in that capacity; (3) will be counted in determining the quorum for a meeting of a committee of directors once for each of their appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity; (4) has a separate vote at a meeting of a committee of directors for each of their appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity. 15.4 Consent Resolutions Every alternate director, if authorized by the notice appointing them, may sign in place of their appointor any resolutions to be consented to in writing. 15.5 Alternate Director Not an Agent Every alternate director is deemed not to be the agent of their appointor.

21 100745495 15.6 Revocation of Appointment of Alternate Director An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by them. 15.7 Ceasing to be an Alternate Director The appointment of an alternate director ceases when: (1) their appointor ceases to be a director and is not promptly re-elected or re-appointed; (2) the alternate director dies; (3) the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company; (4) the alternate director ceases to be qualified to act as a director; or (5) their appointor revokes the appointment of the alternate director. 15.8 Remuneration and Expenses of Alternate Director The Company must reimburse an alternate director for the reasonable expenses that would be properly reimbursed if they were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct. 16. POWERS AND DUTIES OF DIRECTORS 16.1 Powers of Management The directors must, subject to these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company. 16.2 Appointment of Attorney of Company The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove g. director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in them. 17. DISCLOSURE OF INTEREST OF DIRECTORS 17.1 Obligation to Account for Profits A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is

22 100745495 liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act. 17.2 Restrictions on Voting by Reason of Interest A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. 17.3 Interested Director Counted in Quorum A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting. 17.4 Disclosure of Conflict of Interest or Property A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act. 17.5 Director Holding Other Office in the Company A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to their office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine. 17.6 No Disqualification No director or intended director is disqualified by their office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or behalf of the Company in which a director is in any way interested is liable to be voided for that reason. 17.7 Professional Services by Director or Officer A director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer. 17.8 Director or Officer in Other Corporations A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and the director or officer is not accountable to the Company for any remuneration or other benefits received by them as director, officer or employee of, or from their interest in, such other person.

23 100745495 18. PROCEEDINGS OF DIRECTORS 18.1 Meetings of Directors The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine. 18.2 Voting at Meetings Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote. 18.3 Chair of Meetings The following individual is entitled to preside as chair at a meeting of directors: (1) the chair of the board, if any; (2) in the absence of the chair of the board, the president, if any, if the president is a director; or (3) any other director chosen by the directors if: (a) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting; (b) neither the chair of the board nor the president, if a director, is willing to chair the meeting; or (c) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting. 18.4 Meetings by Telephone or Other Communications Medium A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who pru1icipates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner. 18.5 Calling of Meetings A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time. 18.6 Notice of Meetings Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24 1.

24 100745495 18.7 When Notice Not Required It is not necessary to give notice of a meeting of the directors to a director or an alternate director if: (1) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or (2) the director or alternate director, as the case may be, has waived notice of the meeting. 18.8 Meeting Valid Despite Failure to Give Notice The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting. 18.9 Waiver of Notice of Meetings Any director or alternate director may send to the Company a document signed by them waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to their alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director. 18.10 Quorum The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting. 18.11 Validity of Acts Where Appointment Defective An act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer. 18.12 Consent Resolutions in Writing A resolution of the directors or of any committee of the directors may be passed without a meeting: (1) in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or (2) in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that they have or may have a disclosable interest, if each of the other directors who are entitled to vote on the resolution consents to it in writing. A consent in writing under this Article may be by signed document, fax, e-mail or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

25 100745495 19. EXECUTIVE AND OTHER COMMITTEES 19.1 Appointment and Powers of Executive Committee The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except: (1) the power to fill vacancies in the board of directors; (2) the power to remove a director; (3) the power to change the membership of, or fill vacancies in, any committee of the directors; and (4) such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution. 19.2 Appointment and Powers of Other Committees The directors may, by resolution: (1) appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate; (2) delegate to a committee appointed under paragraph (1) any of the directors ' powers, except: (a) the power to fill vacancies in the board of directors; (b) the power to remove a director; (c) the power to change the membership of, or fill vacancies in, any committee of the directors; and (d) the power to appoint or remove officers appointed by the directors; and (3) make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors ' resolution. 19.3 Obligations of Committees In the exercise of the powers delegated to a committee appointed under Articles 19.1 or 19.2, the committee must: (1) confirm to any rules that may from time to time be imposed on it by the directors; and (2) report every act or thing done in exercise of those powers at such times as the directors may require. 19.4 Powers of Board The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2: (1) revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

26 100745495 (2) terminate the appointment of, or change the membership of, the committee; and (3) fill vacancies in the committee. 19.5 Committee Meetings Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2: (1) the committee may meet and adjourn as it thinks proper; (2) the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting; (3) a majority of the members of the committee constitutes a quorum of the committee; and (4) questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote. 20. OFFICERS 20.1 Directors May Appoint Officers The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment. 20.2 Functions, Duties and Powers of Officers The directors may, for each officer: (1) determine the functions and duties of the officer; (2) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and (3) revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer. 20.3 Qualifications An officer is not required to hold a share in the capital of the Company as qualification for their office but must be qualified as required by the Business Corporations Act to become, act or continue to act as an officer. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director. 20.4 Remuneration and Terms of Appointment All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer, in addition to such remuneration, may receive, after they cease to hold such office or leaves the employment of the Company, a pension or gratuity.

27 100745495 21. INDEMNIFICATION 21.1 Definitions In this Article 21: (1) “eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding; (2) “eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company: (a) is or may be joined as a party; or (b) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding; (3) “expenses” has the meaning set out in the Business Corporations Act. 21.2 Mandatory Indemnification of Directors and Officers and Former Directors and Officers The Company must indemnify a director, officer, former director or officer or alternate director of the Company and their heirs and legal personal representatives, as set out in the Business Corporations Act, against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director, officer, former director and officer and alternate director is deemed to have contracted with the Comp any on the terms of the indemnity contained in this Article 21.2. 21.3 Mandatory Advancement of Expenses The Company must pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding but the Company must first receive from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by the Business Corporations Act, the eligible party will repay the amounts advanced. 21.4 Indemnification of Other Persons The Company may indemnify any other person in accordance with the Business Corporations Act. 21.5 Non-Compliance with Business Corporations Act The failure of a director, alternate director or officer of the Comp any to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which they are entitled under this Part. 21.6 Company May Purchase Insurance The Company may purchase and maintain insurance for the benefit of any person (or their heirs or legal personal representatives) who:

28 100745495 (1) is or was a director, alternate director, officer, employee or agent of the Company; (2) is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company; (3) at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity; (4) at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity; against any liability incurred by them as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position. 22. DIVIDENDS 22.1 Payment of Dividends Subject to Special Rights The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends. 22.2 Declaration of Dividends The directors may from time to time declare and authorize payment of such dividends as they may deem advisable. 22.3 No Notice Required The directors need not give notice to any shareholder of any declaration under Article 22.2. 22.4 Record Date The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5:00 p .m. on the date on which the directors pass the resolution declaring the dividend. 22.5 Manner of Paying Dividend A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways. 22.6 Settlement of Difficulties If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may: (1) set the value for distribution of specific assets; (2) determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and (3) vest any such specific assets in trustees for the persons entitled to the dividend.

29 100745495 22.7 When Dividend Payable Any dividend may be made payable on such date as is fixed by the directors. 22.8 Dividends to be Paid in Accordance with Number of Shares All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held. 22.9 Receipt by Joint Shareholders If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share. 22.10 Dividend Bears No Interest No dividend bears interest against the Company. 22.11 Fractional Dividends If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend. 22.12 Payment of Dividends Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the ad dress of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority. 22.13 Capitalization of Surplus Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus. 23. DOCUMENTS, RECORDS AND REPORTS 23.1 Recording of Financial Affairs The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act. 23.2 Inspection of Accounting Records Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

30 100745495 24. NOTICES 24.1 Method of Giving Notice Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permit ted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods: (1) prepaid mail addressed to the person at the applicable address for that person as follows: (a) for a record mailed to a shareholder, the shareholder's registered address; (b) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class; (c) in any other case, the mailing address of the intended recipient; (2) delivery at the applicable address for that person as follows, addressed to the person: (a) for a record delivered to a shareholder, the shareholder's registered address; (b) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class; (c) in any other case, the delivery address of the intended recipient; (3) fax to the fax number provided by the intended recipient for the sending of that record or records of that class; (4) e -mail to the e-mail address provided by the intended recipient for the sending of that record or records of that class; or (5) physical delivery to the intended recipient. 24.2 Deemed Receipt of Mailing A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. A record that is delivered to a person or their applicable address is deemed to be received by the person on receipt by that person or delivery to that address. A record that is sent to a person by fax or e-mail is deemed to be received by the person on transmission if sent during business hours at the place of intended receipt by that person and, if not sent during their business hours, on the next business day of the place of intended receipt of that person. 24.3 Certificate of Sending A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required, and sent as permitted, by Article 24.1 is conclusive evidence of that fact.

31 100745495 24.4 Notice to Joint Shareholders A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share. 24.5 Notice to Trustees A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by: (1) mailing the record, addressed to them: (a) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and (b) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or (2) if an address referred to in paragraph 24.5(1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred. 25. SEAL 25.1 Who May Attest Seal Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of: (1) any t wo directors; (2) any officer, together with any director; (3) if the Company only has one director, that director; or (4) any one or more directors or officers or persons as may be determined by the directors. 25.2 Sealing Copies For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer. 25.3 Mechanical Reproduction of Seal The directors may authorize the seal to be impressed by third p arties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior

32 100745495 officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies . Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them. 26. PROHIBITIONS 26.1 Definitions In this Article 26: (1) “designated security” means: (a) a voting security of the Company; (b) a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or (c) a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b); (2) “security” has the meaning assigned in the Securities Act (British Columbia); (3) “voting security” means a security of the Company that: (a) is not a debt security, and (b) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing. 26.2 Application Article 26.3 does not apply to the Company if and for so long as it is a public company or its designated securities are beneficially owned, directly or indirectly, by more than 50 persons or companies, counting any two or more joint registered owners as one beneficial owner, and not counting employees and former employees of the Company or its affiliates. 26.3 Consent Required for Transfer of Shares or Designated Securities No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for re fusing to consent to any such sale, transfer or other disposition. 27. SPECIAL RIGHTS AND RESTRICTIONS 27.1 Subordinate Voting Shares (1) An unlimited number of Subordinate Voting Shares, without nominal or par value, having attached thereto the special rights and restrictions as set forth below: (a) Voting Rights.

33 100745495 Holders of Subordinate Voting Shares shall be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of Subordinate Voting Shares shall be entitled to one vote in respect of each Subordinate Voting Share held. (b) Alteration to Rights of Subordinate Voting Shares. As long as any Subordinate Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Subordinate Voting Shares. (c) Dividends. Holders of Subordinate Voting Shares shall be entitled to receive, as and when declared by the directors, dividends in cash or property of the Company. No dividend will be declared or paid on the Subordinate Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as- converted to Subordinate Voting Share basis) on the Multiple Voting Shares. In the event of the payment of a dividend in the form of shares, holders of Subordinate Voting Shares shall receive Subordinate Voting Shares, unless otherwise determined by the Board of Directors of the Company. (d) Liquidation, Dissolution or Winding-Up. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Subordinate Voting Shares shall, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Subordinate Voting Shares, be entitled to participate rateably along with all other holders of Multiple Voting Shares (on an as-converted to Subordinate Voting Share basis) and Subordinate Voting Shares. (e) Rights to Subscribe; Pre-Emptive Rights. The holders of Subordinate Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Company now or in the future. (f) Subdivision or Consolidation. No subdivision or consolidation of the Subordinate Voting Shares or Multiple Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares and Multiple Voting Shares are subdivided or consolidated in the same manner or such other adjustment is made so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes. Subject to Section 27.1(1)(g), the Subordinate Voting Shares cannot be converted into any other class of shares. (g) Conversion of Subordinate Voting Shares Upon an Offer. In the event that an offer is made to purchase Multiple Voting Shares, and the offer is one which is required, pursuant to applicable securities legislation or the rules of the Toronto Stock Exchange if the stock exchange on which the Multiple Voting Shares of

34 100745495 the Company are listed has not implemented any rules with respect to "coattail protections", or if the Multiple Voting Shares are not then listed, to be made to all or substantially all the holders of Multiple Voting Shares in a province or territory of Canada to which the requirement applies, each Subordinate Voting Share shall become convertible at the option of the holder into Multiple Voting Shares at the inverse of the Conversion Ratio (as defined in Article 27.2(1)(f)(i)) then in effect, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Subordinate Voting Shares for the purpose of depositing the resulting Multiple Voting Shares under the offer, and for no other reason. In such event, the Company shall deposit or cause the transfer agent for the Subordinate Voting Shares to deposit under the offer the resulting Multiple Voting Shares, on behalf of the holder. To exercise such conversion right, the holder or his or its attorney duly authorized in writing shall: (i) give written notice to the transfer agent of the exercise of such right, and of the number of Subordinate Voting Shares in respect of which the right is being exercised; (ii) deliver to the transfer agent the share certificate or certificates representing the Subordinate Voting Shares in respect of which the right is being exercised, if applicable; and (iii) pay any applicable stamp tax or similar duty on or in respect of such conversion. No share certificates representing the Multiple Voting Shares, resulting from the conversion of the Subordinate Voting Shares will be delivered to the holders on whose behalf such deposit is being made. If Multiple Voting Shares, resulting from the conversion and deposited pursuant to the offer, are withdrawn by the holder or are not taken up by the offeror, or the offer is abandoned, withdrawn or terminated by the offeror or the offer otherwise expires without such Multiple Voting Shares being taken up and paid for, the Multiple Voting Shares resulting from the conversion will be re- converted into Subordinate Voting Shares at the then Conversion Ratio and the Company shall send or cause the transfer agent to send to the holder a share certificate representing the Subordinate Voting Shares. In the event that the offeror takes up and pays for the Multiple Voting Shares resulting from conversion, the Company shall cause the transfer agent to deliver to the holders thereof the consideration paid for such shares by the offeror. (h) Conversion of Subordinate Voting Shares into Non-Voting Exchangeable Shares. Each issued and outstanding Subordinate Voting Share may at any time, at the option of the holder, be converted into one Exchangeable Share. The conversion right may be exercised at any time and from time to time by notice in writing delivered to the transfer agent accompanied by the certificate or certificates representing the Subordinate Voting Shares or, if uncertificated, such other evidence of ownership as the transfer agent may require, in respect of which the holder wishes to exercise the right of conversion. The notice must be signed by the registered holder of the Subordinate Voting Shares in respect of which the right of conversion is being exercised or by his, her or its duly authorized attorney and must specify the number of Subordinate Voting Shares which the holder wishes to have converted, and shall be accompanied by sufficient monies necessary to pay any applicable stamp tax or similar duty on or in respect of such conversion. Upon receipt of the conversion notice and share certificate(s) or other evidence of ownership satisfactory to the transfer agent, the Company will issue a share certificate or other evidence of ownership representing Proportionate Voting Shares on the basis set out above to the registered holder of the Subordinate Voting Shares. If

35 100745495 fewer than all of the Subordinate Voting Shares represented by a certificate accompanying the notice are to be converted, the holder is entitled to receive a new certificate representing the shares comprised in the original certificate which are not to be converted. Subordinate Voting Shares converted into Exchangeable Shares hereunder will automatically be cancelled. 27.2 Multiple Voting Shares (1) An unlimited number of Multiple Voting shares, without nominal or par value, having attached thereto the special rights and restrictions as set forth below: (a) Voting Rights. Holders of Multiple Voting Shares shall be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of Multiple Voting Shares will be entitled to 15 votes in respect of each Subordinate Voting Share into which such Multiple Voting Share could ultimately then be converted, which for greater certainty, shall initially equal 15 votes per Multiple Voting Share. (b) Alteration to Rights of Multiple Voting Shares. As long as any Multiple Voting Shares remain outstanding, the Company will not, without the consent of the holders of the Multiple Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Multiple Voting Shares. Consent of the holders of a majority of the outstanding Multiple Voting Shares shall be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Multiple Voting Shares. In connection with the exercise of the voting rights contained in this paragraph (b), each holder of Multiple Voting Shares will have one vote in respect of each Multiple Voting Share held. (c) Dividends. The holder of Multiple Voting Shares shall have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted to Subordinated Voting Share basis, assuming conversion of all Multiple Voting Shares into Subordinate Voting Shares at the Conversion Ratio (as defined in Article 27.2(1)(f)(i)) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares. No dividend will be declared or paid on the Multiple Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares. In the event of the payment of a dividend in the form of shares, holders of Multiple Voting Shares shall receive Multiple Voting Shares, unless otherwise determined by the Board of Directors of the Company. (d) Liquidation, Dissolution or Winding-Up. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Multiple Voting Shares will, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Multiple Voting Shares, be entitled to participate

36 100745495 rateably along with all other holders of Multiple Voting Shares (on an as-converted to Subordinate Voting Share basis) and Subordinate Voting Shares. (e) Rights to Subscribe; Pre-Emptive Rights. The holders of Multiple Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Company now or in the future. (f) Conversion. Holders of Multiple Voting Shares shall have conversion rights as follows (the "Conversion Rights"): (i) Right to Convert. Each Multiple Voting Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Company or any transfer agent for such shares, into such number of fully paid and non-assessable Subordinate Voting Shares as is determined by multiplying the number of Multiple Voting Shares by the Conversion Ratio applicable to such share, determined as hereafter provided, in effect on the date the Multiple Voting Share is surrendered for conversion. The initial "Conversion Ratio" for shares of Multiple Voting Shares shall be one Subordinate Voting Share for each Multiple Voting Share; provided, however, that the Conversion Ratio shall be subject to adjustment as set forth in Sections 27.2(1)(f)(iv) and 27.2(1)(f)(v). (ii) Automatic Conversion. (A) Upon the first date that any Multiple Voting Share shall be held by a person other than by a Permitted Holder, the Permitted Holder which held such Multiple Voting Share until such date, without any further action, shall automatically be deemed to have exercised his, her or its rights under subsection 27.2(1)(f)(i) to convert such Multiple Voting Share into one fully paid and nonassessable Subordinate Voting Share. (B) In addition, all Multiple Voting Shares held by a Permitted Holder will convert automatically, without any further action, into Subordinate Voting Shares at such time as the Permitted Holders that hold Multiple Voting Shares no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding shares of the Company on a non-diluted basis. (C) A Multiple Voting Share that is converted into Subordinate Voting Shares as provided for in subsection 27.2(1)(f)(ii)(A) will automatically be cancelled. (D) For the purposes hereof: (i) "Members of the Immediate Family" means with respect to any individual, each parent (whether by birth or adoption), spouse or child (including any step-child) or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned persons, each trust created solely for the benefit of such individual and/or one or more

37 100745495 of the aforementioned persons, and each legal representative of such individual or of any aforementioned persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a person shall be considered the spouse of an individual if such person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Income Tax Act (Canada) as amended from time to time) of such individual. A person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual; and (ii) "Permitted Holders" means (a) Boris Jordan and any Members of the Immediate Family of Boris Jordan, and (b) any Person controlled, directly or indirectly by one or more of the Persons referred to in clause (a) above. (iii) Mechanics of Conversion. Before any holder of Multiple Voting Shares shall be entitled to convert Multiple Voting Shares into Subordinate Voting Shares, the holder thereof shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or of any transfer agent for Subordinate Voting Shares or the equivalent in any non- certificated inventory system (such as, for example, a Direct Registration System) administered by any applicable depository or transfer agent of the Company, and shall give written notice to the Company at its principal corporate office, of the election to convert the same (each, a "Conversion Notice") and the Subordinate Voting Shares resulting therefrom shall be registered in the name of the registered holder of the Multiple Voting Shares converted or, subject to payment by the registered holder of any stock transfer or applicable taxes and compliance with any other reasonable requirements of the Company in respect of such transfer, in such name or names as such registered holder may direct in writing. Upon receipt of such notice and certificate or certificates and, as applicable, compliance with such other requirements, the Company shall (or shall cause its transfer agent to), at its expense, as soon as practicable thereafter, remove or cause the removal of such holder from the register of holders in respect of the Multiple Voting Shares for which the conversion right is being exercised, add the holder (or any person or persons in whose name or names such converting holder shall have directed the resulting Subordinate Voting Shares to be registered) to the securities register of holders in respect of the resulting Subordinate Voting Shares, cancel or cause the cancellation of the certificate or certificates representing such Multiple Voting Shares and issue and deliver at such office to such holder, or to the nominee or nominees of such holder, a certificate or certificates or the equivalent in any non-certificated inventory system (such as, for example, a Direct Registration System) administered by any applicable depository or transfer agent of the Company, representing the Subordinate Voting Shares issued upon the conversion of such Multiple Voting Shares. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the Multiple Voting Shares to be converted, and the person or persons entitled to receive the Subordinate Voting Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such

38 100745495 Subordinate Voting Shares as of such date. If less than all of the Multiple Voting Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate representing the Multiple Voting Shares represented by the original certificate which are not to be converted. A Multiple Voting Share that is converted into Subordinate Voting Shares as provided for in this subsection 27.2(1)(f) will automatically be cancelled. (iv) Adjustments for Distributions. In the event the Company shall declare a distribution to holders of Subordinate Voting Shares payable in securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding cash dividends) or options or rights not otherwise causing adjustment to the Conversion Ratio (a "Distribution"), then, in each such case for the purpose of this Section 27.2(1)(f)(iv), the holders of Multiple Voting Shares shall be entitled to a proportionate share of any such Distribution as though they were the holders of the number of Subordinate Voting Shares into which their Multiple Voting Shares are convertible as of the record date fixed for the determination of the holders of Subordinate Voting Shares entitled to receive such Distribution. (v) Recapitalizations; Stock Splits. If at any time or from time-to-time, the Company shall (i) effect a recapitalization of the Subordinate Voting Shares; (ii) issue Subordinate Voting Shares as a dividend or other distribution on outstanding Subordinate Voting Shares; (iii) subdivide the outstanding Subordinate Voting Shares into a greater number of Subordinate Voting Shares; (iv) consolidate the outstanding Subordinate Voting Shares into a smaller number of Subordinate Voting Shares; or (v) effect any similar transaction or action (each, a "Recapitalization"), provision shall be made so that the holders of Multiple Voting Shares shall thereafter be entitled to receive, upon conversion of Multiple Voting Shares, the number of Subordinate Voting Shares or other securities or property of the Company or otherwise, to which a holder of Subordinate Voting Shares deliverable upon conversion would have been entitled on such Recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 27.2(1)(f) with respect to the rights of the holders of Multiple Voting Shares after the Recapitalization to the end that the provisions of this Section 27.2(1)(f) (including adjustment of the Conversion Ratio then in effect and the number of Multiple Voting Shares issuable upon conversion of Multiple Voting Shares) shall be applicable after that event as nearly equivalent as may be practicable. (vi) No Fractional Shares and Certificate as to Adjustments. No fractional Subordinate Voting Shares shall be issued upon the conversion of any Multiple Voting Shares and the number of Subordinate Voting Shares to be issued shall be rounded down to the nearest whole Subordinate Voting Share. Whether or not fractional Subordinate Voting Shares are issuable upon such conversion shall be determined on the basis of the total number of Multiple Voting Shares the holder is at the time converting into Subordinate Voting Shares and the number of Subordinate Voting Shares issuable upon such aggregate conversion. (vii) Adjustment Notice. Upon the occurrence of each adjustment or readjustment of the Conversion Ratio pursuant to this Section 27.2(1)(f), the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Multiple Voting Shares a certificate setting forth

39 100745495 such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of Multiple Voting Shares, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Ratio for Multiple Voting Shares at the time in effect, and (C) the number of Subordinate Voting Shares and the amount, if any, of other property which at the time would be received upon the conversion of a Multiple Voting Share. (viii) Effect of Conversion. All Multiple Voting Shares which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the time of conversion (the "Conversion Time"), except only the right of the holders thereof to receive Subordinate Voting Shares in exchange therefor and to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion. (ix) Retirement of Shares. Any Multiple Voting Share converted shall be retired and cancelled and may not be reissued as shares of such class or any other class or series, and the Company may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of Multiple Voting Shares accordingly. (x) Disputes. Any holder of Multiple Voting Shares that beneficially owns more than 5% of the issued and outstanding Multiple Voting Shares may submit a written dispute as to the determination of the Conversion Ratio or the arithmetic calculation of the Conversion Ratio (as defined herein) by the Company to the Board of Directors with the basis for the disputed determinations or arithmetic calculations. The Company shall respond to the holder within five (5) business days of receipt, or deemed receipt, of the dispute notice with a written calculation of the Conversion Ratio, as applicable. If the holder and the Company are unable to agree upon such determination or calculation of the Conversion Ratio, as applicable, within five (5) business days of such response, then the Company and the holder shall, within one (1) business day thereafter, submit the disputed arithmetic calculation of the Conversion Ratio, as applicable, to the Company’s independent, outside accountant. The Company, at the Company’s expense, shall cause the accountant to perform the determinations or calculations and notify the Company and the holder of the results no later than five (5) business days from the time it receives the disputed determinations or calculations. Such accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error. (g) Notices of Record Date. Except as otherwise provided under applicable law, in the event of any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of any class or any other securities or property, or to receive any other right, the Company shall mail to each holder of Multiple Voting Shares, at least 20 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

40 100745495 (h) Conversion of Multiple Voting Shares Upon an Offer. In addition to the conversion rights set out in Section 27.2(1)(f), in the event that an offer is made to purchase Subordinate Voting Shares, and the offer is one which is required, pursuant to applicable securities legislation or the rules of the Toronto Stock Exchange if the stock exchange on which the Subordinate Voting Shares of the Company are then listed has not implemented any rules with respect to "coattail protections", or if the Subordinate Voting Shares are not then listed, to be made to all or substantially all the holders of Subordinate Voting Shares in a province or territory of Canada to which the requirement applies, each Multiple Voting Share shall become convertible at the option of the holder into Subordinate Voting Shares at the Conversion Ratio then in effect, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right in this Section 27.2(1)(h) may only be exercised in respect of Multiple Voting Shares for the purpose of depositing the resulting Subordinate Voting Shares under the offer, and for no other reason. In such event, the Company shall or shall cause its transfer agent for the Subordinate Voting Shares to deposit under the offer the resulting Subordinate Voting Shares, on behalf of the holder. To exercise such conversion right, the holder or his or its attorney duly authorized in writing shall: (i) give written notice to the transfer agent of the exercise of such right, and of the number of Multiple Voting Shares in respect of which the right is being exercised; (ii) deliver to the transfer agent the share certificate or certificates representing the Multiple Voting Shares in respect of which the right is being exercised, if applicable; and (iii) pay any applicable stamp tax or similar duty on or in respect of such conversion. No share certificates representing the Subordinate Voting Shares, resulting from the conversion of the Multiple Voting Shares will be delivered to the holders on whose behalf such deposit is being made. If Subordinate Voting Shares, resulting from the conversion and deposited pursuant to the offer, are withdrawn by the holder or are not taken up by the offeror, or the offer is abandoned, withdrawn or terminated by the offeror or the offer otherwise expires without such Subordinate Voting Shares being taken up and paid for, the Subordinate Voting Shares resulting from the conversion will be re- converted into Multiple Voting Shares at the inverse of Conversion Ratio then in effect and the Company shall send, or cause its transfer agent to send, to the holder a share certificate representing the Multiple Voting Shares. In the event that the offeror takes up and pays for the Subordinate Voting Shares resulting from conversion, the Company shall or shall cause its transfer agent to deliver to the holders thereof the consideration paid for such shares by the offeror. 27.3 Rights, Privileges, Restrictions and Conditions Applicable to Subordinate Voting Shares – Redemption Provisions Redemption (1) For the purposes of this Section 27.3, the following terms will have the meaning specified below:

41 100745495 1.1 "Board" means the board of directors of the Company. 1.2 "Business" means the conduct of any activities relating to the cultivation, manufacturing and dispensing of cannabis and cannabis - derived products in the United States, which include the owning and operating of cannabis licenses. 1.3 "Fair Market Value" will equal: (i) the volume weighted average trading price (VWAP) of the Shares to be redeemed for the five (5) Trading Day period immediately after the date of the Redemption Notice on the Canadian Securities Exchange or other national or regional securities exchange on which such Shares are listed, or (ii) if no such quotations are available, the fair market value per share of such Shares as set forth in the Valuation Opinion. 1.4 "Governmental Authority" or "Governmental Authorities" means any United States or foreign, federal, state, county, regional, local or municipal government, any agency, administration, board, bureau, commission, department, service, or other instrumentality or political subdivision of the foregoing, and any Person with jurisdiction exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government or monetary policy (including any court or arbitration authority). 1.5 "Licenses" means all licenses, permits, approvals, orders, authorizations, registrations, findings of suitability, franchises, exemptions, waivers and entitlements issued by a Governmental Authority required for, or relating to, the conduct of the Business. 1.6 "Ownership" (and derivatives thereof) means (i) ownership of record as evidenced in the Company's share register, (ii) "beneficial ownership" as defined in Section 1 of the Business Corporations Act (British Columbia), or (iii) the power to exercise control or direction over a security; 1.7 "Person" means an individual, partnership, Company, limited liability Company, trust or any other entity. 1.8 "Redemption" has the meaning ascribed thereto in Section 27.3(5). 1.9 "Redemption Date" means the date on which the Company will redeem and pay for the Shares pursuant to Section 27.3(5). The Redemption Date will be not less than thirty (30) Trading Days following the date of the Redemption Notice unless a Governmental Authority requires that the Shares be redeemed as of an earlier date, in which case, the Redemption Date will be such earlier date and if there is an outstanding Redemption Notice, the Company will issue an amended Redemption Notice reflecting the new Redemption Date forthwith. 1.10 "Redemption Notice" has the meaning ascribed thereto in Section 27.3(6). 1.11 "Redemption Price" means the price per Share to be paid by the Company on the Redemption Date for the redemption of Shares pursuant to Section 27.3(5) and will be equal to the Fair Market Value of a Share, unless otherwise required by any Governmental Authority; 1.12 "Shares" means the Subordinate Voting Shares of the Company. 1.13 "Significant Interest" means ownership of five percent (5%) or more of all of the issued and outstanding shares of the Company.

42 100745495 1.14 "Subject Shareholder" means a person, a group of persons acting in concert or a group of persons who, the Board reasonably believes, are acting jointly or in concert. 1.15 "Trading Day" means a day on which trades of the Shares are executed on the Canadian Securities Exchange or any national or regional securities exchange on which the Shares are listed. 1.16 "Unsuitable Person" means (i) any person (including a Subject Shareholder) with a Significant Interest who a Governmental Authority granting the Licenses has determined to be unsuitable to own Shares; or (ii) any person (including a Subject Shareholder) with a Significant Interest whose ownership of Shares may result in the loss, suspension or revocation (or similar action) with respect to any Licenses or in the Company being unable to obtain any new Licenses in the normal course, including, but not limited to, as a result of such person's failure to apply for a suitability review from or to otherwise fail to comply with the requirements of a Governmental Authority, as determined by the Board, in its sole discretion, after consultation with legal counsel and if a license application has been filed, after consultation with the applicable Governmental Authority. 1.17 "Valuation Opinion" means a valuation and fairness opinion from an investment banking firm of nationally recognized standing in Canada (qualified to perform such task and which is disinterested in the contemplated redemption and has not in the then past two years provided services for a fee to the Company or its affiliates) or a disinterested nationally recognized accounting firm. (2) Subject to Section 27.3(4), no Subject Shareholder will acquire or dispose of a Significant Interest, directly or indirectly, in one or more transactions, without providing 15 days' advance written notice to the Company by mail sent to the Company's registered office to the attention of the Corporate Secretary. (3) If the Board reasonably believes that a Subject Shareholder may have failed to comply with the provisions of Section 27.3(2), the Company may apply to the Supreme Court of British Columbia, or such other court of competent jurisdiction for an order directing that the Subject Shareholder disclose the number of Shares held. (4) The provisions of Sections 27.3 (2) and 27.3(3) will not apply to the ownership, acquisition or disposition of Shares as a result of: 4.1 any transfer of Shares occurring by operation of law including, inter alia, the transfer of Shares of the Company to a trustee in bankruptcy; 4.2 an acquisition or proposed acquisition by one or more underwriters or portfolio managers who hold Shares for the purposes of distribution to the public or for the benefit of a third party provided that such third party is in compliance with Section 27.3(2); or 4.3 the conversion, exchange or exercise of securities of the Company (other than the Shares) duly issued or granted by the Company, into or for Shares, in accordance with their respective terms. (5) At the option of the Company, Shares owned by an Unsuitable Person may be redeemed by

43 100745495 the Company (the "Redemption'') for the Redemption Price out of funds lawfully available on the Redemption Date. Shares redeemable pursuant to this Section 27.3(5) will be redeemable at any time and from time to time pursuant to the terms hereof. (6) In the case of a Redemption, the Company will send a written notice to the holder of the Shares called for Redemption, which will set forth: (i) the Redemption Date, (ii) the number of Shares to be redeemed on the Redemption Date, (iii) the formula pursuant to which the Redemption Price will be determined and the manner of payment therefor, (iv) the place where such Shares (or certificate thereto, as applicable) will be surrendered for payment, duly endorsed in blank or accompanied by proper instruments of transfer, (v) a copy of the Valuation Opinion (if the Resulting Issuer is no longer listed on the Canadian Securities Exchange or another recognized securities exchange), and (vi) any other requirement of surrender of the Shares to be redeemed (the "Redemption Notice"). The Redemption Notice may be conditional such that the Company need not redeem the Shares owned by an Unsuitable Person on the Redemption Date if the Board determines, in its sole discretion, that such Redemption is no longer advisable or necessary on or before the Redemption Date. The Company will send a written notice confirming the amount of the Redemption Price as soon as possible following the determination of such Redemption Price. (7) The Company may pay the Redemption Price by using its existing cash resources, incurring debt, issuing additional Shares, issuing a promissory note in the name of the Unsuitable Person, or by using a combination of the foregoing sources of funding. (8) To the extent required by applicable laws, the Company may deduct and withhold any tax from the Redemption Price. To the extent any amounts are so withheld and are timely remitted to the applicable Governmental Authority, such amounts shall be treated for all purposes herein as having been paid to the Person in respect of which such deduction and withholding was made. (9) On and after the date the Redemption Notice is delivered, any Unsuitable Person owning Shares called for Redemption will cease to have any voting rights with respect to such Shares and on and after the Redemption Date specified therein, such holder will cease to have any rights whatsoever with respect to such Shares other than the right to receive the Redemption Price, without interest, on the Redemption Date; provided, however, that if any such Shares come to be owned solely by persons other than an Unsuitable Person (such as by transfer of such Shares to a liquidating trust, subject to the approval of any applicable Governmental Authority), such persons may exercise voting rights of such Shares and the Board may determine, in its sole discretion, not to redeem such Shares. Following any Redemption in accordance with the terms of this Section 27.3, the redeemed Shares will be cancelled. (10) All notices given by the Company to holders of Shares pursuant to this Schedule, including the Redemption Notice, will be in writing and will be deemed given when delivered by personal service, overnight courier or first-class mail, postage prepaid, to the holder's registered address as shown on the Company's share register. (11) The Company's right to redeem Shares pursuant to this Schedule will not be exclusive of any other right the Company may have or hereafter acquire under any agreement or any provision of the articles or the bylaws of the Company or otherwise with respect to the acquisition by the Company of Shares or any restrictions on holders thereof. (12) In connection with the conduct of its Business, the Company may require that a Subject Shareholder provide to one or more Governmental Authorities, if and when required, information and fingerprints for a criminal background check, individual history form(s), and other information required in connection with applications for Licenses. (13) In the event that any provision (or portion of a provision) of this Section 27.3 or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or

44 100745495 unenforceable, the remainder of Section 27.3 (including the remainder of such provision, as applicable) will continue in full force and effect. 27.4 Exchangeable Shares An unlimited number of Exchangeable shares, without nominal or par value, having attached thereto the special rights and restrictions as set forth below: (a) Voting Rights. Except as otherwise required by the Business Corporations Act or these Articles, the holders of Exchangeable Shares shall not be entitled to receive notice of, attend, or vote at meetings of the shareholders of the Company; provided that the holders of Exchangeable Shares shall, however, be entitled to receive notice of meetings of shareholders called for the purpose of authorizing the dissolution of the Company or the sale of its undertaking or assets, or a substantial part thereof, but holders of Exchangeable Shares shall not be entitled to vote at such meetings of the shareholders of the Company. (b) Dividends. The holders of Exchangeable Shares shall not be entitled to receive any dividends. (c) Dissolution. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, the holders of the Exchangeable Shares shall not be entitled to receive any amount, property or assets of the Company. (d) Exchange Right. Each issued and outstanding Exchangeable Share may at any time, at the option of the holder, be exchanged for one Subordinate Voting Share. The conversion right may be exercised at any time and from time to time by notice in writing delivered to the transfer agent accompanied by the certificate or certificates representing the Exchangeable Shares or, if uncertificated, such other evidence of ownership as the transfer agent may require, in respect of which the holder wishes to exercise the right of conversion. The notice must be signed by the registered holder of the Exchangeable Shares in respect of which the right of conversion is being exercised or by his, her or its duly authorized attorney and must specify the number of Exchangeable Shares which the holder wishes to have converted, and shall be accompanied by sufficient monies necessary to pay any applicable stamp tax or similar duty on or in respect of such conversion. Upon receipt of the conversion notice and share certificate(s) or other evidence of ownership satisfactory to the transfer agent, the Company will issue a share certificate or other evidence of ownership representing Subordinate Voting Shares on the basis set out above to the registered holder of the Exchangeable Shares. If fewer than all of the Exchangeable Shares represented by a certificate accompanying the notice are to be exchanged, the holder is entitled to receive a new certificate representing the shares comprised in the original certificate which are not to be converted. Exchangeable Shares converted into Subordinate Voting Shares hereunder will automatically be cancelled. (e) Change of Control Adjustment.

45 100745495 Upon any consolidation, amalgamation, arrangement, merger, redemption, compulsory acquisition or similar transaction of or involving the Subordinate Voting Shares, or a sale or conveyance of all or substantially all the assets of the Company to any other body corporate, trust, partnership or other entity (each a "Change of Control"), each Exchangeable Share that is outstanding on the effective date of a Change of Control shall remain outstanding and, upon the exchange of such Exchangeable Share thereafter, shall be entitled to receive and shall accept, in lieu of the number of Subordinate Voting Shares that the holder thereof would have been entitled to receive prior to such effective date, the number of shares or other securities or property (including cash) that such holder would have been entitled to receive on such Change of Control, if, on the effective date of such Change of Control, the holder had been the registered holder of the number of Subordinate Voting Shares which it was entitled to acquire upon the exchange of the Exchangeable Share as of such date (the "Adjusted Exchange Consideration"), provided that, in the event that, in connection with a Change of Control, the Exchangeable Shares are to be exchanged for securities of another body corporate, trust, partnership or other entity that are substantially equivalent in all respects to the terms of the Exchangeable Shares (the "Alternative Exchangeable Security"), as determined by the board of directors of the Company, acting reasonably, using the same exchange ratio as is applicable for the Subordinate Voting Shares in connection with such Change of Control, then in such circumstances, each Exchangeable Share that is outstanding on the effective date of a Change of Control shall be exchanged for the Alternative Exchangeable Security. If the Adjusted Exchange Consideration includes cash, then the Company shall, or shall cause the other body corporate, trust, partnership or other entity resulting from or party to such Change of Control to, deposit with an escrow agent appointed by the Company on the closing date of the Change of Control the aggregate cash that would be payable to holders of Exchangeable Shares if all of the outstanding Exchangeable Shares were exchanged immediately following the Change of Control. All such funds shall be held by the escrow agent in a segregated interest-bearing account for the benefit of the holders of Exchangeable Shares, and shall solely be used to satisfy the cash portion of the Adjusted Exchange Consideration upon exchanges of Exchangeable Shares from time to time (with holders of Exchangeable Shares being entitled to any accumulated interest on the funds from the date of initial deposit to and including the business day immediately preceding the date of exchange, on a pro rata basis). If, in connection with a Change of Control, a holder of a Subordinate Voting Share may elect a form of consideration (including, without limitation, shares, other securities, cash or other property) from options made available, then all holders of Exchangeable Shares shall be deemed to have elected to receive an equal percentage of each of the different types of consideration offered, unless otherwise agreed in writing by all holders of Exchangeable Shares in accordance with the terms of the transaction and prior to any applicable election deadline, provided that if the option made available is between two securities, one of which is an Alternative Exchangeable Security, then all holders of Exchangeable Shares shall be deemed to have elected to receive solely Alternative Exchangeable Securities. In such case, the Adjusted Exchange Consideration shall equal the consideration that a holder of Subordinate Voting Shares making an election on the terms set forth in the preceding sentence would have received in the transaction. After any adjustment pursuant to these terms, the term "Subordinate Voting Shares", where used above, shall be interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this section, the holder is entitled to receive upon the exchange of Exchangeable Shares, and the number of Subordinate Voting Shares indicated by any exchange of an Exchangeable Share shall be interpreted to mean the number of Subordinate Voting Shares or other property or securities the holder of the Exchangeable Share is entitled to receive upon

46 100745495 the exchange of an Exchangeable Share as a result of such adjustment and all prior adjustments pursuant to these terms. (f) Subdivision or Consolidation. No subdivision or consolidation of the Exchangeable Shares may be carried out unless, at the same time, the Multiple Voting Shares and Subordinate Voting Shares are subdivided or consolidated in a manner so as to preserve the relative rights of the holders of each class of securities. (g) Alteration of Rights of Exchangeable Shares. As long as any Exchangeable Shares remain outstanding, the Company will not, without the consent of the holders of the Exchangeable Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Exchangeable Shares.